PENN WEST ANNOUNCES APPOINTMENT OF NEW SENIOR VICE PRESIDENT AND

CHIEF FINANCIAL OFFICER

FOR IMMEDIATE RELEASE, March 24, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West” or the “Company”) is pleased to announce that Mr. David Dyck has been appointed Senior Vice President and Chief Financial Officer (“CFO”) of Penn West effective May 1, 2014. Mr. Dyck replaces Todd Takeyasu who today is stepping down from the role.

“On behalf of our Board of Directors and staff, I would like to thank Todd Takeyasu for his tireless efforts over his many years with Penn West and wish him every success in his future endeavors,” said Dave Roberts, President and Chief Executive Officer.

Mr. Dyck brings over 25 years of experience in largely senior financial and leadership roles within the Canadian energy industry and brings to Penn West a proven value creation track record. He was most recently the CFO of a Calgary energy company focused on developing natural gas conversion projects combined with in-situ coal gasification technology. Prior to that, David served as the President and Chief Operating Officer of Ivanhoe Energy Inc, an independent international heavy oil development and production company, where he was instrumental in reorganizing and refocusing that company’s efforts worldwide. Mr. Dyck also founded and was the CEO of a capital advisory firm which completed over $1 billion in financing and restructuring transactions, and spent approximately seven years with Western Oil Sands Inc. (“Western”) as Senior Vice President, Finance and CFO, with primary responsibility for finance, accounting, tax and investor relations. During his time at Western, David was instrumental in growing the company from a start-up oil sands company to a company with a market capitalization in excess of $6 billion and 70 employees.

“We are so pleased to have a person of David’s calibre, experience and reputation join our team here at Penn West as we continue to drive solid, repeatable business returns for our shareholders. David brings a wide skill set, strong capital market experience and depth of senior leadership experience – we look forward to his contributions to our team,” said Roberts.

Jeff Curran, Vice President, Accounting & Reporting will fulfill the responsibilities of CFO in the interim period ensuring an orderly transition.

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com